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Telephone: +852 3761 3300	David Zhang
Facsimile: +852 3761 3301	To Call Writer Directly
+852 3761 3318
www.kirkland.com	david.zhang@kirkland.com
October 6, 2017

CONFIDENTIAL

Mr. Larry Spirgel, Assistant Director

Ms. Kathleen Krebs, Special Counsel

Mr. Courtney Lindsay, Staff Attorney

Mr. Terry French, Accountant Branch Chief,

Mr. Charles Eastman, Staff Accountant

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RISE Education Cayman Ltd

Registration Statement on Form F-1

Publicly Filed September 22, 2017

File No. 333-220587

Dear Mr. Spirgel, Ms. Krebs, Mr. Lindsay, Mr. French and Mr. Eastman:

On behalf of our client, RISE Education Cayman Ltd (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 29, 2017 on the Company’s registration statement on Form F-1 publicly filed on September 22, 2017 relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its first amendment to registration statement on Form F-1 (the “Amended Registration Statement”) as well as certain exhibits hereto via EDGAR to the Commission containing the preliminary prospectus with the estimated offering size and price range. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Amended Registration Statement, marked to show changes to the Registration Statement.

PARTNERS: Pierre - Luc Arsenault3 | Lai Yi Chau | Henry M.C. Cheng6 | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Damian C. Jacobs6 | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | Judy W.C. Yam | David Yun6 REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby6 | Damien Coles6 | Daniel Dusek3 | David M. Irvine6 | Hao-Chin Jeng3 | Benjamin W. James4 | Cori A. Lable2 | Xiaoxi Lin3 | Daniel R. Lindsey6 | Peng Qi3 | Robert P.H. Sandes6 | Benjamin Su3 | Jonathan J. Tadd6 | Wenchen Tang3 | Xiaoyao Yin3 | David Zhang3 | Yue Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; # non-resident

Beijing Boston Chicago Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Securities and Exchange Commission

6 October 2017

The Company respectfully advises the Staff that it will commence the roadshow for the proposed offering on October 9, 2017, and expects to request acceleration of the effectiveness of the Registration Statement on or about October 19, 2017. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Use of Proceeds, page 45

1.	Please disclose, if true, that you are using the offering proceeds to repay loans you incurred to pay an $87 million dividend to your controlling shareholder, Bain Capital Education IV Cayman Limited, in September 2017.

In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Liquidity and Capital Resources, page 76

2.	We note that, in September 2017, you amended your loan facility agreement with CTBC Bank Co. Ltd. and drew down the entire short-term facility of $30 million and long-term facility of $110 million. Please discuss how you used or intend to use the loan proceeds, including whether the loan proceeds were used to pay the $87 million dividend to your shareholder. Also discuss how you intend to repay the long-term facility over the next five years in light of the PRC regulatory requirements regarding dividends, fees and other distributions from your PRC entities and PRC regulations on currency conversion. If you plan to use the offering proceeds to repay all or a portion of the long-term loan, please state this.

In response to the Staff’s comment, the Company has revised the disclosure on pages 79 and 80 of the Amended Registration Statement.

3.	Please file the loan agreement(s) with CTBC Bank as an exhibit.

In response to the Staff’s comment, the Company has filed the Deed of Amendment Agreement with CTBC Bank dated September 19, 2017, as Exhibits 10.17 to the Amended Registration Statement.

Securities and Exchange Commission

6 October 2017

Management, page 127

Directors and Executive Officers, page 127

4.	We note that at page 147 you state that you have provided for a staggered board of directors in your post-IPO memorandum and articles of association. Expand your disclosure to provide the date of expiration of the current term of service of your directors and to discuss any director class structure. Refer to Item 6.C of Form 20-F.

The Company respectfully submits that it does not have a staggered board of directors under the post-IPO memorandum and articles of association. In response to the Staff’s comment, the Company has deleted the disclosure on page 147 of the Amended Registration Statement.

* * *

If you have any questions regarding the Amended Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Ben James at ben.james@kirkland.com, +852 3761 3412 (work) or +852 5183 3813 (cell). Questions pertaining to accounting and auditing matters may be directed to the following partners at Ernst & Young Hua Ming LLP: King Li at King.Li@cn.ey.com or +86 10 5815 2099 (work). Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.	Yiding Sun, Chief Executive Officer, RISE Education Cayman Ltd
Chelsea Wang, Chief Finance Officer, RISE Education Cayman Ltd
Ben James, Esq., Partner, Kirkland & Ellis International LLP
King Li, Partner, Ernst & Young Hua Ming LLP
James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP